Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 31, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
26/05/2021	7,666	173.5114	1,330,138.39	—	—	—	—	7,666	173.5114	1,330,138.39
27/05/2021	5,387	172.9097	931,464.55	—	—	—	—	5,387	172.9097	931,464.55
28/05/2021	8,000	172.8080	1,382,464.00	5,429	211.1832	1,146,513.59	944,254.32	13,429	173.2607	2,326,718.32
Total	21,053	173.0902	3,644,066.95	5,429	211.1832	1,146,513.59	944,254.32	26,482	173.2619	4,588,321.26

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till May 28, 2021, the total invested consideration has been:
• Euro 58,312,424.97 for No. 340,961 common shares purchased on the MTA.
• USD 6,499,176.89 (Euro 5,397,752.49*) for No. 31,714 common shares purchased on the NYSE

As of May 28, 2021, the Company held in treasury No. 9,285,186 common shares equal to 3.61% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until May 28, 2021, the Company has purchased a total of 4,099,860 own common shares on MTA and NYSE for a total consideration of Euro 567,132,410.63.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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